QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Gaiam Subsidiaries

Subsidiary	State of Incorporation
Gaiam.com, Inc.	Colorado
Gaiam Direct, Inc.	Colorado
Gaiam Energy Tech, Inc.	Colorado
Gaiam Holdings, Inc.	Colorado
Gaiam International, Inc.	California
Gaiam Shared Services, Inc.	Colorado
Gaiam Travel, Inc.	Colorado
Real Goods Trading Corporation	California

QuickLinks

  Exhibit 21.1